

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Brian Becker
Chief Financial Officer
A10 Networks, Inc.
2300 Orchard Parkway
San Jose, CA 95131

      Re: A10 Networks, Inc.
           Form 10-K for the fiscal year ended December 31, 2021
           Filed on March 8, 2022
           File No. 001-36343

Dear Mr. Becker:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Technology